UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 2, 2012

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the minutes of the 2012 Annual General Meeting of Shareholders held on May 17, 2012.

Exhibit

1.	Minutesof the 2012 Annual General Meeting of Shareholders of Textainer Group Holdings Limited held on May 17, 2012

Exhibit 1

Textainer Group Holdings Limited

MINUTES OF

THE 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On Tuesday, May 17, 2012, at 9:00 a.m. (local time), Textainer Group Holdings Limited, a Bermuda company (the “Company”), held its 2012 Annual General Meeting of Shareholders (the “2011 Annual Meeting”) at The Fairmont Southampton, 101 South Shore Road, Southhampton, Bermuda. The close of business on April 2, 2012 was fixed as the record date for determining the holders of record (the “Shareholders”) of the Company’s common shares, $0.01 par value per share (“Common Shares”), entitled to notice of and to vote at the 2012 Annual Meeting (including any postponement or adjournment(s) thereof). Notice of the 2012 Annual Meeting was given to the Shareholders pursuant to a Notice of 2012 Annual General Meeting of Shareholders dated April 18, 2012, which, together with the accompanying Proxy Statement and the accompanying Proxy Card, was first mailed to the Shareholders on or about April 18, 2012. As of April 2, 2012, there were 49,528,058 Common Shares issued and outstanding. A total of 42,449,178 Common Shares issued and outstanding as of April 2, 2012 were present in person or by proxy at the 2012 Annual Meeting, representing 85.7% of the total Common Shares issued and outstanding as of April 2, 2012.

CHAIRMAN AND SECRETARY

Neil I. Jowell acted as chairman of the 2012 Annual Meeting (the “Chairman”) and Adam Hopkin, Company Secretary served as secretary of the 2012 Annual Meeting.

CONFIRMATION OF NOTICE AND QUORUM

The Chairman confirmed that notice of the 2012 Annual Meeting had been given to all of the Shareholders and that a quorum was present.

THE MEETING

The Chairman then proposed for consideration by the Shareholders the following resolutions, each of which was duly adopted as indicated below:

PROPOSAL ONE: APPROVAL OF RE-ELECTION OF CLASS II DIRECTORS

WHEREAS, based upon the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has nominated each of the following individuals to stand for re-election, in each case, as a Class II director of the Company, at the 2012 Annual Meeting:

Mr. Philip K. Brewer

Mr. Isam K. Kabbani

Mr. James E. McQueen

RESOLVED, that Mr. Philip K. Brewer be, and hereby is, re-elected as a Class II director of the Company;

For: 39,939,548 Common Shares, representing 94.1% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

Against: 2,491,881 Common Shares, representing 5.9% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

Non-votes: 11,151 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

Abstain: 6,598 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. Isam K. Kabbani be, and hereby is, re-elected as a Class II director of the Company;

For: 40,882,672 Common Shares, representing 96.3% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

Against: 1,459,777 Common Shares, representing 3.4% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

Non-votes: 11,151 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

Abstain: 95,578 Common Shares, representing 0.2% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. James E. McQueen be, and hereby is, re-elected as a Class II director of the Company.

For: 38,329,573 Common Shares, representing 90.2% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

Against: 4,012,876 Common Shares, representing 9.4% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

Non-votes: 11,151 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

Abstain: 95,578 Common Shares, representing 0.2% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

PROPOSAL TWO: APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

WHEREAS, the Board of Directors of the Company has approved the annual audited financial statements of the Company for the fiscal year ended December 31, 2011, a copy of which is included in the Company’s 2011 Annual Report to Shareholders and laid before the Shareholders at the 2012 Annual Meeting (the “2011 Financial Statements”).

RESOLVED, that the 2011 Financial Statements, as included in the Company’s 2011 Annual Report to Shareholders be, and they hereby are, approved.

For: 42,388,423 Common Shares, representing 99.9% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

Against: 7,720 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

Non-votes: 11,151 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

Abstain: 41,884 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

PROPOSAL THREE: APPROVAL OF RE-APPOINTMENT OF KPMG LLP AS

INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012

AND AUTHORIZATION FOR THE BOARD OF DIRECTORS, ACTING THROUGH

THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF THE INDEPENDENT

AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012

WHEREAS, the Board of Directors has ratified the approval of the Audit Committee of the Board of Directors (the “Audit Committee”) of the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2012.

RESOLVED, that the re-appointment of KPMG LLP to act as the Company’s independent auditors for the fiscal year ending December 31, 2012 and the authorization for the Board of Directors through the Audit Committee to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2012 be, and they hereby, are approved.

For: 42,388,620 Common Shares, representing 99.9% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

Against: 52,532 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

Abstain: 8,026 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 2, 2012 present in person or by proxy and voting thereon.

OTHER BUSINESS

No other business was brought before the meeting.

CLOSE OF MEETING

There being no further business, the 2012 Annual Meeting then concluded.

Minutes prepared by:	Confirmed by:

/s/ Adam Hopkin	/s/ Neil I. Jowell
Adam Hopkin	Neil I. Jowell
Company Secretary	Chairman of the Meeting
Date: July 19, 2012	Date: June 13, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2012

Textainer Group Holdings Limited

By:	/s/ Philip K. Brewer
Philip K. Brewer
President and Chief Executive Officer